UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 and 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-33896-01
Bay State Gas Company Savings Plan for Operating Employees and Trust

(Exact name of registrant as specified in its charter)
c/o NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 45410
(877) 647-5990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Interests in the
Bay State Gas Company Savings Plan for Operating Employees and Trust

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
          Approximate number of holders of record as of the certification or notice date:      0*
          Pursuant to the requirements of the Securities Exchange Act of 1934, the NiSource Inc. Retirement Savings Plan, as successor to the Bay State Gas Company Savings Plan for Operating Employees and Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NiSource Inc. Retirement Savings Plan

Date: June 26, 2009	By:	/s/ David J. Vajda
Name: David J. Vajda
Title: Vice President & Treasurer, NiSource Inc. Member, Administrative Committee

*	Effective as of December 31, 2008, the Bay State Gas Company Savings Plan for Operating Employees and Trust (the “Plan”) was merged into the NiSource Inc. Retirement Savings Plan. As a result, the interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.